UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| OMB APPROVAL |
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| OMB Number: 3235-0123<br>Expires: Oct. 31, 2023<br>Estimated average burden<br>hours per response: 12 |

# ANNUAL REPORTS
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-69303 |

## FACING PAGE

**Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934**

FILING FOR THE PERIOD BEGINNING 01/01/21 (MM/DD/YY) AND ENDING 12/31/21 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Corporate Partners & Co. LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

45 Rockefeller Plaza, Suite 2626
(No. and Street)

| New York | NY | 10111 |
|---|---|---|
| (City) | (State) | (Zip Code) |

PERSON TO CONTACT WITH REGARD TO THIS FILING

| Jonathan Kagan | 212-332-5820 | Jonathan.Kagan@corporatepartnersllc.com |
|---|---|---|
| (Name) | (Area Code – Telephone Number) | (Email Address) |

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

WithumSmith+Brown, PC
(Name – if individual, state last, first, and middle name)

| 1411 Broadway, 9th Floor | New York | NY | 10018 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

| 10/8/2003 | 100 |
|---|---|
| (Date of Registration with PCAOB)(if applicable) | (PCAOB Registration Number, if applicable) |

| FOR OFFICIAL USE ONLY |
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* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, _____ Jonathan Kagan _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of _____ Corporate Partners & Co. LLC _____, as of _____ December 31 _____, 2021 _____, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



CATHERINE M MASON
Notary Public - State of New York
NO. 01MA6173498
Qualified in Queens County
My Commission Expires 8/27/23

Signature: _____

Title: Managing Member

*Catherine M. Mason*
Notary Public

**This filing** contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

# Corporate Partners & Co. LLC

**Financial Statements and**
**Report of Independent Registered Public Accounting Firm**

Year Ended December 31, 2021

**CORPORATE PARTNERS & CO. LLC**

## TABLE OF CONTENTS

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member and Those Charged With Governance of
Corporate Partners & Co. LLC

## Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Corporate Partners & Co. LLC (the "Company") as of December 31, 2021, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

## Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

*WithumSmith+Brown, PC*

**WithumSmith+Brown, PC**

We have served as the Company's auditor since 2015.
New York, New York
March 29, 2022

**WithumSmith+Brown, PC**   1411 Broadway, 9th Floor, New York, New York 10018-3496   **T** (212) 751 9100   **F** (212) 750 3262   withum.com

AN INDEPENDENT MEMBER OF HLB - THE GLOBAL ADVISORY AND ACCOUNTING NETWORK

**CORPORATE PARTNERS & CO. LLC**

**STATEMENT OF FINANCIAL CONDITION**
**DECEMBER 31, 2021**

ASSETS:
| | | |
|---|---|---:|
| Cash | $ | 90,558 |
| Accounts receivable | | 200,000 |
| Due from affiliate | | 18,591 |
| Other assets | | 32,659 |
| Total assets | $ | 341,808 |

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES:
| | | |
|---|---|---:|
| Accounts payable and accrued expenses | $ | 218,916 |
| Due to affiliate | | 29,731 |
| Total liabilities | | 248,647 |

MEMBER'S EQUITY:
| | | |
|---|---|---:|
| | | 93,161 |
| Total liabilities and member's equity | $ | 341,808 |

See accompanying notes to financial statements.

# CORPORATE PARTNERS & CO. LLC

**NOTES TO FINANCIAL STATEMENTS**

1. **ORGANIZATION AND NATURE OF BUSINESS**

   Corporate Partners & Co. LLC, formerly Corporate Partners Advisors LLC (the "Company") is organized as a limited liability company under the laws of the State of Delaware. The Managing Member and sole owner of the Company is CPXR, LLC (the "Managing Member").

   The principal business activity of the Company is to provide a range of corporate advisory services to companies, including advice with respect to corporate strategy, mergers, acquisitions, divestitures, restructurings and other investment banking matters. The Company does not have any trading accounts, nor does it hold cash or securities for or on behalf of any customers or clients.

   Effective July 15, 2014, the Company became a member of the Financial Industry Regulatory Authority ("FINRA").

2. **SIGNIFICANT ACCOUNTING POLICIES**

   ***Basis of Presentation*** – The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

   ***Liquidity*** – The Company does not have sufficient liquidity to meet its anticipated obligations over the next year from the date of the issuance of these financial statements. In connection with the Company's assessment of going concern considerations in accordance with FASB's Accounting Standards Update ("ASU") 2014-15, "Disclosures of Uncertainties about an Entity's Ability to Continue as a Going Concern," management has determined that the Company has access to funds from the Managing Member that are sufficient to fund the working capital needs of the Company through one year from the date of the issuance of these financial statements.

   ***Uses of Estimates*** – Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could differ from those estimates.

   ***Concentrations of Credit Risk*** – The Company maintains its cash balances at one financial institution, Citibank N.A. These balances are insured by the Federal Deposit Insurance Corporation up to $250,000 per institution.

   ***Income Taxes*** – As a single-member LLC, the Company's taxable income or loss is reported on the tax returns of its ultimate owner, the Managing Member. The Managing Member files a New York City unincorporated business tax ("UBT") return and a portion of this tax is allocated to the Company based on its pro-rata earnings. At December 31, 2021, the Managing Member has determined that the Company has a deferred tax asset of $26,763 related to its share of UBT. The deferred tax asset is a result of the Company's net operating loss which can be carried forward indefinitely but the offset is limited to 80% of future taxable income. Additionally, there is an offsetting valuation allowance of $26,815 against the deferred tax asset.

# CORPORATE PARTNERS & CO. LLC

**NOTES TO FINANCIAL STATEMENTS**

At December 31, 2021, the Managing Member has determined that the Company had no uncertain tax positions that would require financial statement recognition.  This determination will always be subject to ongoing reevaluation as facts and circumstances may require.  Generally, the Managing Member is subject to income tax examinations by major taxing authorities during the three-year period prior to the period covered by these financial statements.

***Revenue Recognition*** – Effective January 1, 2018, the Company adopted ASC Topic 606, Revenue from Contracts with Customers ("ASC Topic 606").  The new revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services.  The guidance requires an entity to follow a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation.

The Company provides corporate advisory services. Revenue for advisory arrangements is generally recognized at the point in time that performance under the arrangement is completed (the closing date of the transaction) or the contract is canceled. However, for certain contracts, revenue is recognized over time for advisory arrangements in which the performance obligations are simultaneously provided by the Company and consumed by the customer. In some circumstances, significant judgment is needed to determine the timing and measure of progress appropriate for revenue recognition under a specific contract. Retainers and other fees received from customers prior to recognizing revenue are reflected as contract liabilities on the statement of financial condition.

There were no contract assets or contract liabilities as of January 1, 2021 and December 31, 2021.  There are accounts receivable of $0 and $200,000 as of January 1, 2021 and December 31, 2021, respectively.

3.  **RELATED PARTY TRANSACTIONS**

In accordance with the Expense Sharing Agreement dated November 5, 2013, as most recently amended on January 1, 2021, Corporate Partners II Management LLC (the "Affiliate") charged the Company for its allocated share of certain overhead expenses, totaling $356,772 for the year ended December 31, 2021, of which $29,731 remains unpaid as of December 31, 2021 and is included in due to affiliate on the accompanying statement of financial condition. This balance is non-interest bearing and payable on demand.  As of December 31, 2021, $18,591 is included in due from affiliate on the accompanying statement of financial condition.

4.  **REGULATORY REQUIREMENTS**

As a registered broker-dealer, the Company is subject to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.  At December 31, 2021, the Company had net capital of $21,910, which was $5,335 in excess of its required net capital of $16,576.  The Company's ratio of aggregate indebtedness to net capital was 11.35 to 1 at December 31, 2021.

# CORPORATE PARTNERS & CO. LLC

<u>**NOTES TO FINANCIAL STATEMENTS**</u>

5. **COMPLIANCE WITH RULE 15C3-3**

The Company does not hold customers' cash or securities. Accordingly, it had no obligations under SEC Rule 15c3-3.

6. **RISKS AND UNCERTAINTIES**

During the 2021 calendar year, the World Health Organization continues to declare COVID-19 a "Public Health Emergency of International Concern". This pandemic has disrupted economic markets and the economic impact, duration and spread of the COVID-19 virus is uncertain at this time. The financial performance of the Company is subject to future developments related to the COVID-19 outbreak and possible government advisories and restrictions placed on the financial markets and business activities. The impact on financial markets and the overall economy, all of which are highly uncertain, cannot be predicted. If the financial markets and/or the overall economy are impacted for an extended period the Company's results may be materially affected. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

7. **SUBSEQUENT EVENTS**

The Company evaluated events and transactions occurring after December 31, 2021 through March 29, 2022, which is the date that these financial statements were available to be issued, for potential recognition or disclosure in the financial statements. Based on the Company's evaluation, there are no subsequent events that require disclosure.